EXHIBIT 12.1

ANWORTH MORTGAGE ASSET CORPORATION AND SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO COMBINED

FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

(in thousands, except ratios)

Computation of ratio of earnings to combined fixed charges and preferred stock dividends:

	Year Ended December 31,
	2010	2009	2008	2007	2006
Fixed charges(1)	$95,830	$115,707	$181,324	$224,884	$202,037
Preferred stock dividends	5,764	5,906	5,928	4,749	4,044

Combined fixed charges and preferred stock dividends	$101,594	$121,613	$187,252	$229,633	$206,081

Fixed charges	$101,594	$121,613	$187,252	$229,633	$206,081
Income (loss) from continuing operations	110,499	130,234	55,049	(5,178)	(11,441)

	$212,093	$251,847	$242,301	$224,455	$194,640

Dollar amount of deficiency	$0	$0	$0	$(5,178)	$(11,441)

Ratio of earnings to combined fixed charges and preferred stock dividends	2.09	2.07	1.29	0.98	0.94

(1)	Fixed charges consist of interest expense on all indebtedness.